UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

VICON INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

New York	1-7939	11-2160665
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

135 Fell Court, Hauppauge, New York	11788
(Address of principal executive offices)	(Zip Code)

John M. Badke
Chief Operating Officer and Chief Financial Officer
(631) 952-2288
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
The registrant’s Conflict Minerals Report for the year ended December 31, 2017 is attached hereto as Exhibit 1.01 and is available at http://www.vicon-security.com.

Item 1.02 Exhibit
The registrant’s Conflict Minerals Report for the year ended December 31, 2017 is attached hereto as Exhibit 1.01.

Section 2 – Exhibits
Item 2.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 31, 2018

VICON INDUSTRIES, INC.

/s/ John M. Badke
John M. Badke
Chief Operating Officer and
Chief Financial Officer